# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagene Inc., CIK 0001818838
CUSIP: 005329107
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 4F, BUILDING C14, NO. 218, XINGHU STREET, SUZHOU INDUSTRIAL PARK, JIANGSU, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001017645

## Reporting persons
- General Atlantic Singapore Fund Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Singapore Interholdco Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GENERAL ATLANTIC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Singapore AI Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Adagene Inc.
Address of issuer's principal executive offices: 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, Suzhou, Jiangsu Province, 215123, People's Republic of China

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons").

(i) General Atlantic Singapore Fund Pte. Ltd. ("GASF");

(ii) General Atlantic Singapore Interholdco Ltd. ("GAS Interholdco");

(iii) General Atlantic Partners (Bermuda) IV, L.P. ("GAP Bermuda IV");

(iv) General Atlantic Partners (Bermuda) EU, L.P. ("GAP Bermuda EU");

(v) General Atlantic GenPar (Bermuda), L.P. ("GenPar Bermuda");

(vi) GAP (Bermuda) L.P. ("GAP (Bermuda) LP");

(vii) General Atlantic, L.P. ("GA LP");

(viii) GAP Coinvestments III, LLC ("GAPCO III");

(ix) GAP Coinvestments IV, LLC ("GAPCO IV");

(x) GAP Coinvestments V, LLC ("GAPCO V");

(xi) GAP Coinvestments CDA, L.P. ("GAPCO CDA");

(xii) General Atlantic Partners (Lux) SCSp ("GAP Lux");

(xiii) General Atlantic GenPar, (Lux) SCSp ("GA GenPar Lux");

(xiv) General Atlantic (Lux) S.a. r.l. ("GA Lux"); and

(xv) General Atlantic Singapore AI Pte. Ltd. ("GA AI").

GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the "GA Funds."

The CUSIP appearing on the cover page of this statement applies to the American Depositary Shares (the "ADSs"), evidenced by American Depositary Receipts, each representing one and one quarter (1.25) ordinary shares. No CUSIP has been assigned to the ordinary shares.
Address of principal business office or, if none, residence: The address of GA LP, GAPCO III, GAPCO IV, GAPCO V, and GAPCO CDA is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of GAS Interholdco, GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP (Bermuda) LP is C/O Conyers Client Services Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GAP Lux, GA GenPar Lux and GA Lux Sarl is 412F, route d'Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg. The address of GASF and GA AI is 80 Robinson Road #02-00, Singapore, 068898.
Citizenship:
(i) GASF - Singapore

(ii) GAS Interholdco - Bermuda

(iii) GAP Bermuda IV - Bermuda

(iv) GAP Bermuda EU - Bermuda

(v) GenPar Bermuda - Bermuda

(vi) GAP (Bermuda) LP - Bermuda

(vii) GA LLC - Delaware

(viii) GAPCO III - Delaware

(ix) GAPCO IV - Delaware

(x) GAPCO V - Delaware

(xi) GAPCO CDA - Delaware

(xii) GAP Lux - Luxembourg

(xiii) GA GenPar Lux - Luxembourg

(xiv) GA Lux - Luxembourg

(xv) GA AI - Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, none of the Reporting Persons beneficially owned any ADSs or ordinary shares.

GA AI is wholly owned by GASF. The majority shareholder of GASF is GAS Interholdco. The members of GAS Interholdco that share beneficial ownership of the ADSs held of record by GA AI are the GA Funds. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda EU and GAP Bermuda IV and the sole shareholder of GA Lux is GenPar Bermuda. GAP (Bermuda) LP, which is controlled by the Management Committee of GASC MGP, LLC (the "GA Management Committee"), is the general partner of GenPar Bermuda. GA LP, which is also controlled by the GA Management Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are six members of the GA Partnership Committee as of the date hereof. Each of the members of the GA Partnership Committee disclaims ownership of the ADSs and the underlying ordinary shares except to the extent that he has a pecuniary interest therein. The name, the business address and the citizenship of each of the members of the GA Partnership Committee and the directors of GASF and GAS Interholdco, in each case as of the date hereof, is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:
By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 0 ADSs representing 0 ordinary shares.
Percent of class:
Percentage Owned:
All calculations of percentage ownership herein are based on an aggregate of 58,914,087 ordinary shares of the Issuer reported to be outstanding as of June 30, 2025, as reflected in the Issuer's Prospectus, filed with the U.S. Securities and Exchange Commission on January 9, 2026.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the ordinary shares, the ADSs and underlying ordinary shares as indicated on such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of 0 ADSs representing 0 ordinary shares that may be deemed to be owned beneficially by each of them.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of 0 ADSs representing 0 ordinary shares that may be deemed to be owned beneficially by each of them.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of 0 ADSs representing 0 ordinary shares that may be deemed to be owned beneficially by each of them.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act (previously filed).
(https://www.sec.gov/Archives/edgar/data/1017645/000095014222000609/eh220223350_13g-adagene.htm)

## Signatures
- General Atlantic Singapore Fund Pte. Ltd.: /s/ Ong Yu Huat, Ong Yu Huat, Director (02/17/2026)
- General Atlantic Singapore Interholdco Ltd.: /s/ Michael Gosk, Michael Gosk, Director (02/17/2026)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LTD, the general partner of GAP (BERMUDA) L.P., the general partner of GENERAL ATLANTIC GENPAR, LP (02/17/2026)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LTD, the general partner of GAP (BERMUDA) L.P., the general partner of GENERAL ATLANTIC GENPAR, LP (02/17/2026)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LIMITED, the general partner of GAP (BERMUDA) L.P., its general partner (02/17/2026)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LIMITED, its general partner (02/17/2026)
- GENERAL ATLANTIC, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (02/17/2026)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its managing member (02/17/2026)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its managing member (02/17/2026)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its managing member (02/17/2026)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its general partner (02/17/2026)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of GENERAL ATLANTIC (LUX) S.A R.L., the general partner of GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner (02/17/2026)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of GENERAL ATLANTIC (LUX) S.A R.L., the general partner of GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner (02/17/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a.r.l., its general partner (02/17/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a.r.l., its general partner (02/17/2026)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (02/17/2026)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (02/17/2026)
- General Atlantic Singapore AI Pte. Ltd.: /s/ Ong Yu Huat, Ong Yu Huat, Director (02/17/2026)